SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                            FORM 11-K

         [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

              for the year ended December 31, 1995

                               Or

       [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

         for the transition period  from             to

           Commission file number        1-11507


                     JOHN WILEY & SONS, INC.
                     EMPLOYEES' SAVINGS PLAN


                     JOHN WILEY & SONS, INC.
              605 Third Avenue, New York, NY 10158

         John Wiley & Sons, Inc. Employees' Savings Plan
           Index to Financial Statements and Schedules
                As of December 31, 1995 and 1994

                                                        Page No.

    Report of Independent Public Accountants                  1

    Statements of Net Assets Available for Benefits
      as of December 31, 1995 and 1994                        2

    Statement of Changes in Net Assets Available for
      Benefits for the Year Ended December 31, 1995           3

   Notes to Financial Statements                            4-7

    Supplemental Schedules:

   I      Item 27A   Schedule of Assets Held for Investment
          Purposes as of December 31, 1995                    8

   II     Item 27A   Schedule of Assets Held for Investment
          Purposes as of December 31, 1995                    9

   III    Item 27D   Schedule of Reportable Transactions for
          the Year Ended December 31, 1995                   10

    Signature                                                11

    Consent of Independent Public Accountants                12

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Board
     of the John Wiley & Sons, Inc.
     Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits, including the schedule of investments, of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I, II and III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        ARTHUR ANDERSEN LLP

New York, New York
March 28, 1996

           John Wiley & Sons, Inc. Employees' Savings Plan
           Statements of Net Assets Available for Benefits

                                            Dec. 31,       Dec. 31,
                                              1995           1994
                                           ----------     ----------
Plan Funds, at market value:
Balanced Fund                            $10,721,996     $8,441,543
Indexed Equity Fund                        6,643,126      4,255,092
Bond Fund                                  3,859,632      3,872,634
Money Market Fund                          3,668,586      3,868,178
Small Capitalization Equity Fund           3,643,980      2,748,318
Growth Equity Fund                         3,421,149      1,360,468
International Equity Fund                  1,603,296        897,419
Wiley Stock Fund                             735,401        -
Participant Loans                            744,111        749,782
                                         -----------    -----------
Net Assets Available for Benefits        $35,041,277    $26,193,434
                                         ===========    ===========

The accompanying notes are an integral part of these statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 1995

<CAPITION>
                                   Indexed   Money       Growth    Small-Cap    Int'l      Wiley
                         Bond      Equity    Market     Balanced     Equity     Equity    Equity    Stock   Participant
                         Fund       Fund      Fund        Fund        Fund       Fund      Fund      Fund     Loans       Total
                      -----------------------------------------------------------------------------------------------------------
Investment income      $228,831    147,813   218,742      547,593   392,644    283,896    48,169      3,120      -     1,870,808
Realized gain
  on investments         22,548     52,774      -         258,255     8,427     70,535     8,310       -         -       420,849
Unrealized gain
  on investments        189,489  1,494,980      -       1,984,522   167,393    420,016    91,880     56,999      -     4,405,279
Interest on loans          -           -        -           -           -          -        -          -     $50,333      50,333
Contributions           404,204    686,325   476,999    1,188,276   450,257    544,436   289,888     36,814       -    4,077,199
                      ----------------------------------------------------------------------------------------------------------
Total Additions         845,072  2,381,892   695,741    3,978,646 1,018,721  1,318,883   438,247     96,933   50,333  10,824,468
                      ----------------------------------------------------------------------------------------------------------
Withdrawals            (501,436)  (321,168) (255,982)   (565,937)   (28,775)  (208,755)  (49,474)      -         -    (1,931,527)

Canceled loans of
  terminated
  participants             -          -         -           -          -          -          -         -     (45,098)    (45,098)
Interfund transfers    (356,638)   327,310  (639,351) (1,132,256) 1,070,735   (214,466)  317,104    638,468  (10,906)       -
                      -----------------------------------------------------------------------------------------------------------
Total Deductions       (858,074)     6,142  (895,333) (1,698,193) 1,041,960   (423,221)  267,630    638,468  (56,004) (1,976,625)
                      -----------------------------------------------------------------------------------------------------------
Net Change              (13,002) 2,388,034  (199,592)  2,280,453  2,060,681    895,662   705,877    735,401   (5,671)  8,847,843
                      ----------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  December 31, 1994   3,872,634  4,255,092 3,868,178   8,441,543  1,360,468  2,748,318   897,419       -     749,782  26,193,434
                      ----------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  December 31, 1995  $3,859,632  6,643,126 3,668,586  10,721,996  3,421,149  3,643,980 1,603,296    735,401  744,111  35,041,277
                      ==========================================================================================================

The accompanying notes are an integral part of this statement.

         John Wiley & Sons, Inc. Employees' Savings Plan
                  Notes to Financial Statements
                   December 31, 1995 and 1994

(1)   Description of the Plan:

The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as amended on various dates through December 31, 1995. Participants should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

General -

The  Plan  is  a  defined  contribution  plan  covering  eligible
employees of John Wiley & Sons, Inc. (the  "Company"  ).   It  is
subject  to  the  provisions  of the Employee  Retirement  Income
Security Act of 1974, as amended ("ERISA").

Administration -

The Plan is administered by the Benefits Administration Board  of
the   Company  (the  "Plan  Administrator")  whose  members   are
appointed by the Company's Board of Directors.

The  Plan's  assets  are  managed by the Vanguard  Group,  Friess
Associates and T. Rowe Price.  The First National Bank of  Boston
(the "Trustee") serves as trustee.

The administrative expenses of the Plan are paid directly by the Company.

Eligibility -

Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

Vesting -

A participant's contribution is fully vested and non-forfeitable at all times. The Company's contribution becomes fully vested to the participant upon attaining age 65, at retirement, total disability or death, or upon completion of 3 years of participation or 5 years of service. After 1 year but less than 2 years of participation, one-third of the Company's contribution becomes vested. After 2 years but less than 3 years of participation, two-thirds of the Company's contribution becomes vested.

Contributions -

A participant designates between 2% and 15% of his or her base pay plus overtime which is withheld from the participant's payroll check and is invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution, which amounted to $991,182 and $926,152 in the years ended December 31, 1995 and 1994, respectively.

No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. The participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 1995 amounted to $9,240.

Investment of Contributions -

A participant elects how to invest his or her contribution and the Company's contribution on his or her behalf. The participant may invest the entire amount in any one of eight available funds, or may invest in more than one fund. Allocations to more than one fund may be made in any whole percent.

A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options, quarterly.

The eight available investment options are: a bond fund, which invests in short term securities of the U. S. Government and its agencies with average maturities of 2 to 3 years; an indexed equity fund, which invests in common stocks that correspond to the S & P 500 index; a money market fund, which invests in money market securities issued by the U. S. Government and its agencies; a balanced fund, which invests in a diversified and balanced portfolio of bonds and common stocks; a small capitalization equity fund, which invests primarily in common stocks of small capitalization companies; a growth equity fund, which invests primarily in the stocks of companies that have proven records of profitability; an international equity fund, which invests primarily in the stocks of established non-U. S. Issuers; and an equity fund which invests solely in the Class A Common Stock of the Company.

The  Plan's  investment  alternatives  were  expanded,  effective
October 1, 1995, to allow participants to invest in a fund consisting solely of shares of the Class A Common Stock of the Company.

Withdrawals -

Withdrawals by participants of deferred cash dollars are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

Forfeitures -

If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to participants' accounts are used to reduce the Company's contributions.

Termination of Employment -

Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age 55 or later with 10 or more years of service, or (c) at age 65 or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a 5, 10, or 15 year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

Loans -

Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The length of loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the employee's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)  Significant Accounting Policies:

Method of Accounting -

The books and records of the Plan are maintained on a cash basis. All significant adjustments have been recorded to present the financial statements on an accrual basis. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Valuation of Investments -

Investments are reflected in the accompanying statements  of  net assets  available for benefits at market value as  determined  by
the  Trustee.   Such  market value has been determined  based  on
quoted market prices.

(3)  Investments:

The fair market value of investments that represent 5% or more of the Plan's net assets as of December 31, 1995, and their corresponding value at December 31, 1994 are as follows:

                                          1995              1994
                                       ----------       ----------
Balanced Fund                         $10,721,996       $8,441,543
Indexed Equity Fund                     6,643,126        4,255,092
Bond Fund                               3,859,632        3,872,634
Money Market Fund                       3,668,586        3,868,178
Small Capitalization Equity Fund        3,643,980        2,748,318
Growth Equity Fund                      3,421,149        1,360,468

For the year ended December 31, 1995, the Plan's investments experienced a net appreciation in fair value of $4,826,128, as shown in the accompanying statement of changes in net assets available for benefits. Realized and unrealized gains and losses on investments are based on the value of the assets at the beginning of the year or at the time of purchase during the year.

Reference is made to the attached schedule of assets held for investment purposes for further information on investments.

(4)  Tax Status:

In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code. The Plan was amended on various dates during 1994 and 1995. However, the Plan Administrator and legal counsel believe that the Plan continues to be tax exempt.

(5)   Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements and per the Form 5500:

                                                December 31,
                                           1995           1994
                                        ---------------------------
Net assets available for benefits
      per the financial statements      $35,041,277   $26,193,434
Amounts allocated to withdrawing
      participants                         (110,701)     (114,251)
                                        ---------------------------
Net assets available for benefits
      per Form 5500                     $34,930,576   $26,079,183
                                        ===========================

The  following  is  a  reconciliation  of  withdrawals  paid   to
participants per the financial statements and per the Form 5500:

                                             Year Ended
                                         December 31, 1995
                                        --------------------
Withdrawals paid to participants
     per the financial statements           $ 1,931,527
Add: Amounts allocated to withdrawing
     participants at December 31, 1995          110,701
Less: Amounts allocated to withdrawing
     participants at December 31, 1994         (114,251)
                                        --------------------
Withdrawals paid to participants per
     the Form 5500                          $ 1,927,977
                                        ====================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(6)   Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)   Supplemental Information:

During the year ended December 31, 1995, the Plan had reportable transactions, as defined under ERISA, which are shown in Schedule
III.

The  Plan  has successfully met all the requirements of both  the
"actual   deferred  percentage"  (ADP)  test  and  the   "average
contribution percentage" (ACP) test for the years ended  December
31, 1995 and 1994.

                                                       Schedule I
                                                         Item 27A
                                                   EIN:13-5593032
                                                 Plan Number: 002


         John Wiley & Sons, Inc. Employees' Savings Plan
         Schedule of Assets Held for Investment Purposes
                     As of December 31, 1995


                                                        Market
Name and Description                          Cost       Value
- -----------------------------------------------------------------
Vanguard Wellington Fund
  (the Balanced Fund)                     $8,670,698  $10,721,996
Vanguard Indexed 500 Fund
  (the Indexed Equity Fund)                4,932,245    6,643,126
Vanguard Short -Term Federal Portfolio
  (the Bond Fund)                          3,858,945    3,859,632
Vanguard Federal Portfolio
  (the Money Market Fund)                  3,668,586    3,668,586
Vanguard Explorer Fund
  (the Small Capitalization Equity Fund)   3,215,017    3,643,980
Brandywine Fund
  (the Growth Equity Fund)                 3,254,643    3,421,149
T. Rowe Price Int'l Stock Fund
  (the International Equity Fund)          1,559,277    1,603,296
The John Wiley & Sons, Inc.
  Stock Fund*                                678,402      735,401

* Party in interest transaction

                                                      Schedule II
                                                         Item 27A
                                                  EIN: 13-5593032
                                                 Plan Number: 002

         John Wiley & Sons, Inc. Employees' Savings Plan
         Schedule of Assets Held for Investment Purposes
                     As of December 31, 1995

Name and Description      Rates of Interest      Current Value
- ----------------------------------------------------------------
Participant Loans              4% - 10%             $744,111

                                                     Schedule III
                                                         Item 27D
                                                  EIN: 13-5593032
                                                 Plan Number: 002

         John Wiley & Sons, Inc. Employees' Savings Plan
               Schedule of Reportable Transactions
              For The Year Ended December 31, 1995


Category  (i)  - A single transaction in excess  of  5%  of  plan
assets.                                               None

Category (ii) - A series of transactions in excess of 5% of plan assets

Acquisitions
                                                    Purchase
                                                     Price
                                                   ----------
Brandywine Fund (the Growth Equity Fund)           $1,541,553
Vanguard Wellington Fund (the Balanced Fund)        1,214,527

Dispositions
                                Selling       Cost      Net Gain
                                 Price     of Assets     (Loss)
                              ----------------------------------
Vanguard Wellington Fund
  (the Balanced Fund)         $1,724,161  $1,465,906   $258,255
Brandywine Fund
  (the Growth Equity Fund)        49,319      40,892      8,427

No expenses were incurred related to these transactions, and the purchase and sale prices approximated current value on the transaction date. The Plan had no lease commitments, obligations or leases in default, or transactions with parties-in-interest during the year.

                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons,
Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     JOHN WILEY & SONS, INC.
                     EMPLOYEES' SAVINGS PLAN
                    ------------------------
                          (Registrant)


                 By:  /s/  William J. Arlington
                           --------------------
                           William J. Arlington
                           Vice President, Human Resources
                           Benefits Administration Board Member


New York, New York
March 28, 1996